June 18, 2009	Via Edgar

Mr. Gary Todd

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0306

Re:	DENTSPLY International Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 20, 2008
File No. 000-16211

Dear Mr. Todd:

By letter dated June 8, 2009, the Staff has requested additional information from DENTSPLY International Inc. related to the Form 10-K filing referenced above. We have set forth below our responses to the Staff’s comments. We have keyed our responses to the Staff’s comments by providing our response immediately following a reiteration of the original Staff comment.

In addition, as requested by the Staff, DENTSPLY International Inc. acknowledges that:

•	DENTSPLY International Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DENTSPLY International Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 717-849-4243 or at the address below with any additional comments you have related to subject filings.

Sincerely,

William R. Jellison

DENTSPLY International Inc.

Sr. Vice President and CFO

221 W. Philadelphia Street

York, PA 17405-0872

(717) 849-4243

Item 11. Executive Compensation

Determination of Annual Awards, page 14

1.

We note that you have not disclosed the specific “operating business objectives” as set forth in the first full paragraph on page 15 in reliance on Instruction 4 to Item 402(b). We further note your statement that revealing such information “would be competitively harmful...as that would enable competitors to identify what the financial targets and business strategies are for specific operating businesses.” Applying the established standards for what constitutes confidential commercial or financial information, and addressing the issue of whether the operating business objectives are material in the context of your executive compensation policies or decisions, please provide us with a detailed analysis supporting your conclusion that the information is not required to be disclosed. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company does not believe the impact of the incentive compensation provided to Mr. Mosch is material. The Company has provided the following detailed analysis supporting our conclusion that disclosing “operating business objectives” is not required due to the level of materiality of Mr. Mosch’s non-equity incentive plan compensation related to his operating business objectives in the context of the total Company’s Named Executive Officers’ (“NEO”) compensation. Additionally, if Mr. Mosch had attained the maximum target non-equity incentive plan compensation related to his operating business objectives, the amount (approximately $200,000 for 2008, approximately $190,000 for 2007 and approximately $115,000 for 2006) as a percentage of total Company NEO compensation would have still been immaterial at a range of 2.0% and 2.5% for the three years presented. Furthermore, these amounts are less than one-tenth of one cent related to the Company’s earnings per share in the presented years. In addition, disclosure of such information would be competitively harmful as it would reveal to the Company’s competitors the product categories where the Company places more importance, effort and investment. Thus, the Company believes, accordingly, that its presentation is consistent with Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

	2008	2007	2006
Mr. Mosch’s Non-Equity Incentive Plan	$100,215	$164,858	$55,343
Compensation Related to Operating
Business Objectives (a)
Total Company NEO Compensation	9,229,558	8,003,662	5,432,063

Mr. Mosch’s Non-Equity Incentive Plan	1.09%	2.06%	1.02%
Compensation Related to Operating
Business Objectives as a Percentage
Of Total Company NEO Compensation

(a)

Amounts relate to Mr. Mosch’s non-equity incentive plan compensation related to the operating business objectives. The remaining non-equity incentive plan compensation pertains to the Company’s targets, which was disclosed in the Company’s Proxy Statement filed on April 8, 2009.